Mail Stop 4561

September 6, 2007

Mr. F. Stephen Ward
Treasurer and Chief Financial Officer
First National Lincoln Corporation
223 Main Street
Damariscotta, ME 04543

> **Re:** **First National Lincoln Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 0-26589**

Dear Mr. Ward:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

1.   Please file an amended Form 10-K for the following comments.

2.   Please ensure that you include the entire text of the amended Items 8 and 9A in your amended Form 10-K and include updated certifications from your officers.

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity, page 32

3. Please revise to disclose accumulated other comprehensive income for each period presented. Accumulated other comprehensive income should be presented separately from retained earnings and additional paid-in capital. Refer to paragraph 26 of SFAS 131.

4. Please revise to disclose your SFAS 158 transition adjustment as an adjustment to the ending balance of accumulated other comprehensive income. If you believe the correction of this error in presentation is not material you may chose to revise the presentation in future filings. Refer to paragraph 16 of SFAS 158.

Note 12 – Employee Benefit Plans, page 45

5. We note that prior to the adoption of SFAS 158 you had not reported an adjustment to other comprehensive income related to your pension plan. Please provide us, on a supplemental basis, with your journal entries demonstrating how you recognized the pension liability as of December 31, 2005 and 2004. Include your supporting calculations and describe how you complied with paragraphs 35 – 38 of SFAS 87.

Report of Independent Registered Public Accounting Firm, page 56

6. Please include a revised report from your independents accountants that refers to the appropriate date of its report on management's assessment of internal control over financial reporting. The opinion included in your filing refers to the report dated March 15, 2007 while the accountants' report on page 58 is dated March 16, 2007. Please include a similarly revised audit report on management's assessment of internal control over financial reporting. Refer to paragraph 170 of AS 2.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

7. In future filings, please quantify the key valuation assumptions used to estimate the fair value of mortgage servicing rights. Refer to paragraph 17(g) of SFAS 140 as amended by SFAS 156. Please provide us with your proposed future disclosure.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief